 LBO Capital Corp.

3509 Auburn Rd. Ste B-200 ∙ Auburn Hills MI ∙ 48326 USA

248.844.0300-tel  www.lbocapitalcorp.com  248.844.0302-fax

August 19, 2010

United States

Securities and Exchange Commission (“SEC”)

Washington, D.C. 20549-3561

Attention: Mr. John T. Archfield Jr.

                    Re: LBO Capital Corp.

                           File No. 33-19107

Dear Mr. Archfield:

On August the 10th, we notified you that our independent registered public accountants UHY LLP (“UHY”) were anticipating finishing their necessary procedures on the company’s amended reports on Form 10-K and 10-Q by this Friday, August the 20th.

Per our latest discussions with UHY, it appears that there will be changes in the valuation methods used to fair value the intangible assets acquired during the business combinations in September 2008.  Therefore, we anticipate that the allocation of the purchase price will change due to the decrease in the fair values of the intangible assets.

We will file an amended 8-K disclosing the changes in the purchase price allocation  as soon as the changes have been completed.

Unfortunately, it appears unlikely that this process will be finalized by this Friday. We are targeting August 31, 2010, for the filing of the 10-K and the 10-Q.  Please understand that we are doing the best we can to file these reports as soon as possible.

Sincerely,

/S/Thomas W. Itin ___

Chief Excecutive Officer

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